UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Annual Presentation	Page 1 of 2
Longleaf Partners Funds are pleased to make excerpts from our May 14, 2007 Annual Presentation available to all shareholders online via Windows Media Player. These recorded sessions will allow those shareholders not able to attend the meeting to hear the comments and views of the Portfolio Managers.
We have broken the meeting into sections so that you may choose which aspects you want to listen to. We hope you enjoy the audio sessions, which we believe help our shareholders better understand their investments in the Longleaf Partners Funds.
You will need Windows Media Player to listen to the Windows Media Audio portions. Click on the icon below to download the software.
Current monthly performance can be found by clicking here. Fund returns and those of the S&P 500, Russell 2000 and MS EAFE Index are shown with dividends and distributions reinvested, but do not reflect the deduction of taxes a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. These indices are unmanaged and not hedged for foreign currency risk. Southeastern uses foreign currency hedging as part of its investment strategy to reduce currency risk for Longleaf Partners International. Before investing, please call 1-800-445-9469 or read the Prospectus carefully for a discussion of management fees, expenses and risks. Past Performance is not predictive of future performance and the value of an investment at redemption may be more or less than the purchase price. Longleaf Partners Funds are not for offer or sale outside the United States.

Subject and Speaker

Introduction and	Windows Media Audio
Investing Overview
Mason Hawkins
(6 minutes)

Overview of Longleaf	Windows Media Audio — or — Slide Presentation
Funds
Lee Harper
(7 Minutes)

Overview of	Windows Media Audio
Southeastern Research
Team
Staley Cates
(18 Minutes)

How has Staley Cates	Windows Media Audio
performed as President
of Southeastern?
Mason Hawkins
(1 Minute)

Annual Presentation	Page 2 of 2

Do you have any ideas	Windows Media Audio
on investments outside
of the long equity box?
Mason Hawkins and
Staley Cates
(2 Minutes)

Comments on Private	Windows Media Audio
Equity trends.
Mason Hawkins
(1 Minute)

Comments on	Windows Media Audio
Discovery Holdings and
Level 3
Communications.
Ross Glotzbach, Mason
Hawkins, Staley Cates
(5 Minutes)

Would you reopen the	Windows Media Audio
Partners Fund?
Mason Hawkins
(1 Minute)

Question for Staley	Windows Media Audio
Cates
Staley Cates
(1 Minute)

Is it getting harder to	Windows Media Audio
find small capitalization
companies that
meet our criteria?
Staley Cates
(1 Minute)

Thoughts on the	Windows Media Audio
direction of the US
Dollar.
Staley Cates
(1 Minute)

Comments on energy	Windows Media Audio
stocks.
Mason Hawkins, Staley
Cates
(3 Minutes)

Comments on HRH.	Windows Media Audio
Jason Dunn
(2 Minutes)

Comments on	Windows Media Audio
independence of
Southeastern.
Mason Hawkins
(1 Minute)

Longleaf Partners Funds

May 14, 2007

Shareholder Presentation

Longleaf Partners Funds May 14, 2007 Shareholder Presentation

May 14, 2007 Slide Presentation to Longleaf Partners Funds Shareholders Rule 34b-1 Disclosure Information Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended March 31, 2007 are as follows: Longleaf Partners Fund, 12.65%, 9.75%, and 12.77%; S&P 500 Index, 11.83%, 6.26% and 8.20%; Longleaf Partners Small-Cap Fund, 24.44%, 15.77%, and 14.56%; Russell 2000 Index, 5.91%, 10.95% and 10.23%; Longleaf Partners International Fund, 17.28%, 11.91%, and 15.74% (since inception 10/26/98); EAFE Index, 20.20%, 15.78% and 8.28% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds' relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

2006 Returns

Partners
Small-Cap
International
25%
20%
15%
10%
5%
0%
21.6%
22.3%
17.1%
Inflation+10%

2006 Returns 2006 Partners 0.216 Small-Cap 0.223 International 0.171 Partners International Small-Cap Inflation+10%

2006 Portfolio Activity New Holdings Eliminated Holdings Partners 3 4 Small-Cap 5 7 International 5 3

5/11/07 YTD Returns

14%
12%
10%
8%
6%
4%
2%
0%
Partners
7.2%
Small-Cap
11.5%
International
12.3%
Inflation+10%

(Inflation plus 10% is through 3/31/07)

5/11/07 YTD Returns 2005 Partners 0.072 Small-Cap 0.115 International 0.123 Partners International Small-Cap Inflation+10% (Inflation plus 10% is through 3/31/07)

Partners Fund Partners Fund Inflation + 10%* S&P 500 Index Value of $100,000 $1,459,166 $1,171,389 $788,638 Cumulative Return 1,359% 1,071% 689% Average Annual Return 14.3% 13.1% 10.8% Returns Since Inception (4/8/87 - 4/30/07) * Inflation numbers are through 3/31/07

Small-Cap Fund Small-Cap Fund Inflation + 10%* Russell 2000 Index Value of $100,000 $936,150 $916,028 $678,273 Cumulative Return 836% 816% 578% Average Annual Return 13.1% 13.0% 11.1% Returns Since Inception (2/21/89 - 4/30/07) * Inflation numbers are through 3/31/07

International Fund International Fund Inflation + 10%* EAFE Index Value of $100,000 $352,740 $277,327 $204,315 Cumulative Return 253% 177% 104% Average Annual Return 16.0% 12.7% 8.8% Returns Since Inception (10/26/98 - 4/30/07) * Inflation numbers are through 3/31/07

Southeastern Asset Management — 2007	Page 1
Mason Hawkins
On behalf of the trustees of the Longleaf Partners Funds and our associates at Southeastern, it’s again our privilege to welcome everyone. We thank you, as we’ve said in the past, not only for your efforts to be here today but for all of the terrific support you’ve provided over the years. This is the twentieth consecutive occasion, year that we’ve had the opportunity to review the funds’ progress with our partners. Before Lee Harper presents each portfolio’s recent performance and other highlights and achievements, I’ll introduce Longleaf’s directors. Your most honorable, able, owner/operator/trustees are: Chad Carpenter, Mars Child, Dan Connell, Rex Deloach, Steve Melnyk, Barham Ray — and I need to introduce Barham twice, we missed him last year — and your Chairman, Perry Steger. Please thank them for all the good work they do for shareholders. (Applause)
We believe there are six requirements to become a successful long-term investor. One, a sound philosophy, road map for decision-making. Two, a good search strategy. Three, the ability to value businesses, assess managements, and weigh competitive advantages. Four, the discipline to say no to non-qualifiers. Five, patience to wait for the right opportunity. And six, the courage to make a significant investment, quote, at the point of maximum pessimism or when almost no one agrees with you.
Ben Graham’s, The Intelligent Investor, provides the roadmap and the specifics are outlined in chapters eight and twenty of the fourth edition. The proper temperament and attitude are paramount. Most people in this room have the required intellect. In our shop, we often discuss whether someone, quote, “gets it”, meaning do they understand the three main tenets that Graham pounded home in The Intelligent Investor. The “mister market” parable describing how schizophrenic owners mis-price businesses, and when they do, how you should be intellectually and emotionally prepared to take advantage of the extremes of fear and greed. Number two, that you need to view buying a stock as purchasing a percentage interest in a company. And finally, that only by purchasing at a large discount from a conservative assessment of intrinsic value can you secure the large margin of safety necessary to guarantee protection of your principal and to guarantee a reasonable outcome, a reasonable return.
Every investment needs to qualify, as Ben Graham talked about, quantitatively and qualitatively. Quantitatively, as you know, we want to buy businesses at less than 60 percent of our conservative assessment of their values. Qualitatively, we want companies that are competitively entrenched and managed by shareholder-oriented, trustworthy managements that are competent to operate the company and also to wisely invest their cash resources.
Likewise, when you consider investing in the Longleaf Funds, quantitatively, you should be interested in how cheaply you’re buying the corporate values within the three portfolios and how fast those values might grow. In the management discussion and analysis section of our quarterly reports for each fund, we disclose our view of the price to value ratios and often

Southeastern Asset Management — 2007	Page 2
discuss what the value accretion could be. Qualitatively, you should be very interested in whether we’re trustworthy, shareholder-oriented, able to manage Longleaf, and intelligently allocate the capital that resides in those funds.
Longleaf’s returns over the next 30 years will have nothing to do with the returns over the past, and everything to do with having an investment team of dedicated, bright minds capable of appraising businesses, assessing managements, and adhering to the disciplines that have served Southeastern’s clients and Longleaf’s shareholders well for over three decades. To help ensure the sustainability of Southeastern and Longleaf’s successful histories, we spent much of the last several years building a third generation of investment analysts. Staley will introduce these important team players and provide color on each, and after that, we’ll be happy to take your questions. But before Staley does his routine, Lee Harper’s going to share with you some facts about your funds. Lee.
Lee Harper
Thank you, Mason, and thank you to everyone for being here. This is always a fun evening for us to get to remind us who all our shareholders and long-term partners are and to see you face to face and share some of the celebration of how things have gone over the last years and it’s just a great opportunity to say thanks to all of you who came locally and many of you who came from far away for giving the time to be with us tonight.
As you can see, the last year, all, in the last year, all three funds returned well above our absolute goal of inflation plus 10 percent. The Partners Fund posted 21.6 percent, Small Cap rose 22.3, and the International Fund appreciated 17.1 percent. In addition to these superior one-year results, we improved the long-term opportunity for future returns throughout the year 2006 by selling businesses that were fully valued and replacing them with companies that had significant margins of safety between their prices and our appraisals of their values. Not only did we find companies at the requisite discount, but because these businesses are competitively entrenched and run by better-than-capable management partners, the funds’ prospects for double digit value growth over the next five years have improved.
Over the last year, we’ve been able to partner with brilliant and shareholder-oriented people such as Aubrey McClendon at Chesapeake Energy, Howard Jonas as IDT, Li Ka-Shing at Cheung Kong, and Herbert Henkel at Ingersoll-Rand, to name a few. The other new businesses that we bought over 2006 represent fabulous brands, dominant market shares, and large value growth opportunities. They include companies that many of you have heard of such as EBay, Symantec which makes the Norton anti-virus software, Del Monte, Fair Isaac, Texas Industries, Wendy’s, and Nikko Cordial. In many cases, these companies already have contributed to the funds’ performance, and we believe the long-term prospects are even better.
Thus far in 2007, the newer names we mentioned as well as some of our more seasoned holdings have helped the funds continue to outpace the absolute return goal we have. Through Friday of

Southeastern Asset Management — 2007	Page 3
last week, the Partners Fund is up 7.2 percent, Small Cap is up 11.5, and the International Fund has gained 12.3 percent year-to-date.
As the funds’ largest owners, we view long-term returns as the most important measure of our success. Believe it or not, as Mason alluded to, the Partners Fund recently marked its twentieth anniversary. Someone who invested a hundred thousand dollars in the fund on day one would have almost one and a half million dollars today. That represents a total return of 1,359 percent. We highlight the cumulative numbers in the top, in the top rows because annualized return differences sometimes look relatively small, but they make a huge impact over time, thanks to the wonder of compounding. The Partners Fund has posted 14.3 percent per year over the 20 years, beating the S&P 500 index’s 10.8 percent return as well as surpassing inflation plus ten. The 350 basis point difference on an annualized basis or three and a half percentage point difference in average annual returns sounds good, but when compared over 20 years, the investment in the Partners Fund translates into almost two times what the index delivered.
Although the Small Cap fund is two years younger than the Partners Fund, the results are quite similar. An investor of a hundred thousand dollars when the fund opened would have nine hundred thirty-six thousand today, which is almost 40 percent higher than what the Russell 2000 index has delivered. Again, the difference on an annualized basis between 13.1 and 11.1 doesn’t sound that big, but when it’s compounded over 18 years, the impact on your net worth is dramatic.
Longleaf International is only half the age of the Small Cap fund, so the magnitude of compounding is not as large. But, after nine years, the Fund is certainly on the path to the same type of long-term success that the other two Longleaf Funds have had. The International Fund’s average annual return has been 16.0 percent since inception, which is significantly higher than the EAFE index’s 8.9 percent and inflation plus ten. The nine-year International Fund history translates into a cumulative return of over 250 percent, so a hundred thousand dollars invested in October 1998 is worth three hundred-fifty thousand dollars today, significantly more than the two hundred thousand dollars an investor in the EAFE index would have had.
The long-term and more recent records of the funds have received nice recognition this year. Copies of several of the articles are in your chair as well as the just-released-today first quarter report. Lipper rated Partners Fund the number one multi-cap value fund for the 15 years ended December 31, 2006. Morningstar named Mason and Staley the domestic fund managers of the year in 2006. The Wall Street Journal listed the Small Cap Fund in the top three diversified funds for the one-year period ended March 31st of 2007. And currently, both the Partners and the Small Cap Fund are rated five stars by Morningstar.
Long-term shareholders of the Longleaf Funds have been rewarded for their patience and their faith in Southeastern’s approach. While knowing our successful investment results makes all of our partners in this room feel good, the more important question is how will we do going forward? Nobody can predict the future and our lawyers would have a nervous breakdown if we

Southeastern Asset Management — 2007	Page 4
said anything about future returns looking like past returns. But, we are confident in Southeastern’s ability to compound at above average rates going forward, and our confidence is based not just on what we own today in the portfolios but on the team in place that will follow our long-held discipline in determining what we will own in the future. Staley’s going to tell you more about why the investment team at Southeastern presents great promise.
Staley Cates
Thanks very much for coming out today. Today we want to introduce our research team in more depth than we’ve ever done for the reasons that Mason articulated. The ideas generated by this group are what will drive our collective future returns. Before getting into the individual team members, there’s something very important to point out which shareholders should also find very comforting. There are many fields where it is difficult to pick a next generation of team members and even more difficult to evaluate them subsequently. It’s not always a given that someone of a particular professional skill will be any good at picking the next great talent in that particular field. We’ve all known businesses where a later generation of management lost their way in maintaining excellence. And many times in certain professions or industries, the criteria to measure performance are so subjective that when you’re told how great the team is or how deep the management bench is, the first question is, how do you really know or how can you prove that?
The beauty of this topic as it relates to our team members is that ours is a very measurable field. Just as you can measure Longleaf over a long period of time by our performance, we can similarly measure our analysts. An analyst is either generating ideas for use in the portfolio, or he isn’t. And these resulting stock picks either perform well over the long haul or they don’t. This doesn’t mean that the analyst is an independent operator within our shop left to sink or swim on his own, but when a stock is going to be bought for Longleaf, the entire team goes through it and we do sign off as a group. But even in the context of a team effort, there is one person who first brings an idea and is then held accountable for it if it is actually purchased. The fact that an analyst’s own track record will become clear over time doesn’t guarantee that we will always have found the perfect person when we do hire someone, but your comfort comes from the fact that even if we’ve made a mistake in that hire, it will become clear before too long and we will adjust accordingly. So it’s the objective data as well as our subjective judgments about these people and their skill sets that cause us to pound the table that this team is the best we’ve ever had. Each of these analysts has already proven that they are excellent stock pickers. Every one of them could run their own fund and be a hero, yet we’re lucky enough to have them in one place where we all want to perpetuate a great record and have fun doing it. When you envision this having fun part, remember that we’re analysts, so our ideas of fun often rate up there with Spock ears, pocket protectors, and geeky tech gear.
Warren Buffett has recently articulated better than anyone else that I’ve ever read what to look for in an analyst. For reasons that I as a double-digit IQ am thankful for, he points out that it just doesn’t correlate with IQ. There are many potential hires that could meet that test, as Mason

Southeastern Asset Management — 2007	Page 5
mentioned. This is more about how one is wired. It’s easy to say that you’re an independent thinker but hard to live it. By definition, the stocks we buy are temporarily hated by others and everywhere we go, we hear about the stocks we’ve bought and why they stink, especially General Motors. For that percentage of stocks that inevitably will indeed go down after our purchase, even if they later perform well, it’s not fun to hear all the armchair quarterbacking or even sometimes the anger from clients who have lost money on paper with losses that can stretch into the hundreds of millions of dollars. That’s pretty stressful. You’ve got to believe in your case and stand firm when you know that the crowd is wrong. Yet at the same time, you need humility. So many investment traps are related to ego or stubbornness, including knowing the right times when to admit that you were wrong and in cases where the conventional crowd was indeed correct after all. You need to be a good listener, so in every conversation about seemingly unrelated things, you learn something new that could explain a franchise or lead to a company or product that’s unappreciated or teach you a lot about a certain management team.
You need to understand psychology. Buffett has recently called this, “ a keen understanding of both human and institutional behavior.” You need to be a hard worker, fishing and fishing all the time, even if you don’t get a bite for months. You need patience and discipline. It’s really hard to not chase stocks that almost meet your criteria when the market is making money for everyone else, and it’s really hard to pull the trigger on stocks that do meet your criteria when everything else around you is melting down. You need to love this business, meaning that the research into all the different industries and people can make the job interesting every day, even when there’s no trading activity or other adrenaline-pumping activity going on.
Every quality I’ve just described could easily be lacking in a person who made a perfect score on the SAT, made perfect grades at an Ivy League college, interned for two years at a blue chip Wall Street firm, and then got a glamorous MBA. Of course, you would expect me to say that because I lack all that stuff. Therefore, hiring for our shop just can’t be done in a conventional manner of mindlessly picking the highest quality résumés. Our analysts do possess these qualities. Many of them have backgrounds that are unusual, sometimes bordering on the bizarre, and a lot of times, that unconventional background has been either a cause or a result of their unique way of looking at the world. We’re not looking for the highly unconventional, just for its sake; it’s just where we’ve ended up. So now turning to the team, and while some of these are termed as domestic or international, remember that all analysts are free to look everywhere, even if their primary accountability is geographic, so that we function as one team. And as I do that, you have to incur the pain of standing up while I talk about you so everybody can see you.
We begin with the person that you know the best outside of Mason and me, which is Andrew McDermott. Andrew’s right here, can’t hide. (Applause) Andrew has done a fantastic job in three areas - being a researcher for Longleaf, helping build a fund from nothing into what it is today in his role as co-portfolio manager of Longleaf International, and building a good team underneath him through his role in helping hire the other people in London and Asia. Any one of these three things by themselves would be a lifetime business achievement, yet he’s done all three. Now contrast the external and the internal. Externally, the Partners Fund gets high praise

Southeastern Asset Management — 2007	Page 6
and Mason and I get manager of the year, and in that exercise, Andrew’s name was not mentioned. Internally, we’re proud that our International Fund, in absolute terms, which is what we repeatedly say is the main thing, has outperformed Partners and our absolute bogey over the last five years. Externally, International gets less attention because in relative terms, it has under-performed other international funds. Internally, we marvel at the wildly risky things paying off for some other international funds with currently high performance that will eventually flow the other way. As they say when the tide goes back out, we’ll really see who’s swimming with their suits on. Andrew always wears a bathing suit and I’m already sorry I used that analogy, so he’s finished. Thank you, Andrew. (Applause)
Next is Jason Dunn. There he is. Our most underrated and unheralded analyst is Jason Dunn. Jason joined us after graduating from Rhodes. If you look at his tender age of 30, you will underestimate his seniority. His ten years with us, two as an intern and eight full time, combined with his dramatically different hairline from ten years ago give a more accurate testament to his experience level. As we told you last year, Jason has made all of you a lot of money in names such as ADP, AmDocs, our Canadian oil and gas holdings, and others that have crossed all three funds. But in addition, more than anyone, Jason has been the go-to guy after John Buford’s departure in 2005, taking on coverage of John’s major names like Aon and Comcast. Jason’s intensity and love for our business shows itself every day in all kinds of contributions, not just to the portfolios but to all parts of the company. He now follows a meaningful number of our biggest positions and is a very critical part of Southeastern. You get to sit down now. (Applause)
I like sharing pain. If I have to stand up here, everybody else has to. Ross Glotzbach. Ross has been with us for almost three years. He was previously a corporate finance analyst with Stephens in Little Rock after graduating from Princeton in 2003. Most analysts that we have hired historically take a year or two at Southeastern before contributing any ideas, but in Ross’s short time with us, he’s made a bigger impact than any analyst we’ve ever had this soon after hiring. He’s made huge contributions in several ways — deepening coverage of existing names like Disney and Liberty; more importantly, being the originator of other great new ideas like EBay and Potlatch; and finally, in names like Chesapeake where he was pointed in the stock’s direction but quickly took primary coverage of the name as his own by virtue of knowing the company better than anyone else in our shop or on Wall Street. Thank you, Ross. (Applause)
Lowry Howell. Lowry Howell was introduced to you last year after joining us at the beginning of 2006. Lowry came to us after being an analyst and principal at a firm in Virginia. He graduated from Rhodes College in 1995. During his first year with us in 2006, he led our team in generating the highest number of what we call on-deck names. On-deck refers to ideas that qualify in every way other than price to value such that we’re just waiting on paying a cheaper price or waiting hopefully to buy stock at the same price after the value grows. Lowry won our ‘black cat, walk under the ladder, lose your rabbit foot award’ for bad luck after coming up with several great ideas which we were on the brink of buying only to have some piece of positive news lift the stock further out of our reach, so he may not yet have the tangible ideas in the

Southeastern Asset Management — 2007	Page 7
portfolios to show for it, but it’s totally clear that he can do the work. Thanks, Lowry. (Applause)
Now turning to our newest international analysts who have incredibly interesting stories and an amazing amount of experience that makes them ideal for us. First, Ken Siazon. He’s been pronounced Siazon, Size-on, Shayzon, and I’m afraid I’m going to butcher it every time. Ken came to us after ten years at Lehman Brothers, and before that, he overlapped with Andrew at J. P. Morgan. He graduated from Virginia in 1989 and got his MBA from Harvard in 1994. Ken was at Lehman from 1997 to 2006 and ran Lehman’s investment banking operation in Southeast Asia from 2004 to 2006. During his Lehman time, after the same Asian meltdown that spurred us to begin Longleaf International and headquarter it in Tokyo, Ken and Lehman were buying distressed assets through non-performing loans. This exercise and the disciplines associated with it were very similar to how we go about buying distressed stocks, and in the process, Ken was interacting with and sizing up many different Asian management teams, something that has been incredibly valuable to Longleaf from the minute he joined us. With Andrew’s relocation to London, we needed someone of Ken’s seniority and ability to take over that full time Asian presence and lead productive research there right away. No sooner had we begun interviewing Ken, than he had us falling in love with and then buying Cheung Kong, which Lee mentioned, a Hong Kong blue chip run by that city’s version of Warren Buffett, Li Ka-Shing. Cheung Kong is the best kind of perma-holding that we could hope to have within International. Since then, Ken has worked on multiple other situations of which we want to own more or where we haven’t had to file anything so no more specific names to mention. But we’re thrilled with his work already and are grateful that he’s aboard. Thanks, Ken. (Applause)
Scott Cobb. Scott Cobb joined us last year and is living in London and working there with Andrew. We met Scott on kind of a fluke but quickly realized how well he would fit in with our team. The problem was that he was running his own successful fund at that point. But like any good research nerd, Scott believed that team research combined with excellent access to investee managements made it worthwhile to give up his autonomy and join us. We could easily evaluate Scott’s real world actions by looking at his fund, and his like-mindedness with Longleaf manifested itself in large overlap, including names like Dell and Liberty. With our policy of investing our own assets alongside yours as our only investment option, Scott therefore joined us on day one, not only with the experience of running his own fund, but as one who by virtue of transferring his hedge fund holdings over to Longleaf became a major shareholder right away. Scott graduated from the University of Memphis in 1997 and received a Master’s in theological studies from Covenant Theological Seminary in 1999. Thanks, Scott. (Applause)
Finally, our newest addition is Josh Shores — Josh. Josh’s situation will be unique in that he will be focused on international stocks but living in Memphis. Josh is like a pitcher who shows up at a major league tryout and throws a 110 mile per hour fastball and then informs everyone that he’s never played organized baseball. His college background at the University of North Carolina was totally non-business, but as part of an investment club, he became familiar with Buffett and other value mavens and the right way of doing things took hold. Then he worked

Southeastern Asset Management — 2007	Page 8
with some friends and some great people in the money management field but increasingly realized that there was a difference in investment philosophy. Most neophytes in this situation would bend to boss and friend, but he continued to train himself in ways that made the most sense to his own belief system. Last summer, we had run across a piece about Chesapeake Energy on a value investor’s web site under a user name that we didn’t recognize, which summed up our investment case so well that it sounded like we had written it. We circulated it internally and assumed it was the work of some vaunted value peer, not a twenty-something with limited experience. The best thing about Josh and about that idea is that unlike many Buffett disciples who appreciate and copy the master but don’t think and apply for themselves, Josh showed both the fresh thinking and the application. The weird part of the story is that a few months ago, Scott held Josh out as a great hiring prospect for Southeastern, one who would have been Scott’s fund’s next hire. That’s when we found out that this same guy was the author of the Chesapeake piece. We’re very glad to have him here. Thanks, Josh. (Applause)
Another key research team member whom we’ve mentioned before but who always deserves recognition is Richard Hussey. Richard may be — there he is — while (applause). No, no, no — no, you’re not finished, I was just cheering for you. While Richard’s better known as our COO and CTO, on companies like Teradata, Level Three, Dell, and others, he is our vital technology specialist in areas where we just couldn’t be able to get there ourselves. He also provides a reliable scapegoat for me on those names when they don’t work out immediately. Any Dell difficulty to date so far is his fault until it works out and then I will take it back as mine for the credit. Thank you, Richard. (Applause)
Two other quick but important mentions. One is Jim Thompson who is on Lake Como in Italy, so he’s not here. Jim remains functionally a part of our team, even as he transitions from technically being a London employee to now being a California-based consultant. We’re ecstatic to be able to introduce a new senior trader, Jeff Engelberg — Jeff, will you stand up? (Applause) Jeff is a Memphian who went to school at Penn, then worked at Morgan Stanley, then a hedge fund, and now it is our great fortune that he’s moving home. You’ll hear more about Jeff in coming years, if he doesn’t quit after actually beginning to work here.
So that’s the team and I would encourage you to get to know them better both tonight and in the future. They’ll be around to answer your questions, although if you ask them too many specifics, they’ll have to kill you.
Having this third generation isn’t just about prolonging the culture and planting the seeds for sustained, long-term excellence. It’s equally about immediate impact right now, and again, that’s an impact that is and will be easy for us to gauge.
Mason Hawkins
I’m not a newer member.

Southeastern Asset Management — 2007	Page 9
Staley Cates
I’ll let that one go.
Mason Hawkins
Barham.
Q: Several years ago, you announced that Staley at age 29 was going to become president of Southeastern. How’s that working out?
Mason Hawkins
Are you asking Staley or me?
Staley Cates
I’ll answer that question, Barham.
Mason Hawkins
I think, Barham, like any good lawyer, he’s a director, knows the answer to the question. Let’s see, Staley became president of Southeastern in March of 1994, thirteen years ago. Lee Harper told us the Partners Fund is the number one performing fund of the multi-cap value world for the last fifteen years, so I guess that math works out to 13/15ths. Staley’s been primarily responsible for our investment success over these past years. He has improved our culture and our investing. In fact, I think he’s the best investor of his generation, and he’s certainly one of the finest humans I’ve known, and then lastly, he is the most altruistic. His mom and dad did a great job. They get an A plus, and I think they’re here. I know George was here earlier. Anyway, Southeastern made a great decision. It’s the best board decision we’ve made in 33 years and Longleaf’s lucky to have him. (Applause) I did a better job than if I’d let him answer it.
Staley Cates
It’s been a great Q&A — thanks for coming, everybody.
Q: Two years ago, you said we’ve also looked outside the box for ideas. Numerous ways exist to benefit from price to value discrepancies beyond traditional, long only investments. Do you have anything you’d like to share with us about what lies outside the box?
Mason Hawkins
We always are looking around the world for companies, and we pride ourselves looking closely

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within those companies throughout the capital structure. As you know we’ve bought debt as well as equity and what not, so this terrific team that Staley has helped assemble is encouraged to think broadly, not just equity ownership, but the whole part of the capital structure. You know, we came very close to buying some bank debt not long ago. Ken Siazon, it was mentioned, was very interested in purchasing things that were non-performing in the fixed income world. I feel quite certain that our in-house lawyers that are terrific may get a chance to do some of that in the next three to five years, so we, we do try to keep a very open mind about broad spectrums. By the way, this is the same man that asked me if I really knew what Cerberus meant, and he described it as a three-headed dog keeping people in hell, so you know, I appreciate you bringing that to us too.
Staley Cates
There is one other thing. There’s a — one thing we referred to in writing that that has been actually a disappointment for us and maybe we’ll crack the code in the future is credit default swaps are an area that make get securitized at some point. They may be easier to trade and right now it’s very difficult and it’s something that does not lend itself to mutual funds, but that is a low risk way to take advantage of volatility that’s way too low and spreads that are way too low, and we have just not figured that out technically. There are a lot of hedge funds that are selling those, providing themselves kind of an infinite rate of return, but we’d like often to be on the other side of that and it’s something that we’re working on.
Q: Mason, when you read the Journal and the Barrons and different publications, you constantly are seeing how there seems to be a huge amount of funds and money flowing into the private equity world. Would you mind, you or Stacy, Staley, excuse me, commenting on that trend that seems to be taking place?
Mason Hawkins
Capitalism has a great way of turning a good idea at a low price into a bad idea at a high price. And I think private equity is a good example of that. Buying businesses at six times operating cash flow that are, that are very competitively positioned, with a modicum of debt, makes a lot of sense. Paying 14 times operating cash flow for just an average company is problematic at best, and if you finance it almost 100 percent with leverage, it’s potentially very harmful, and so I think that’s kind of where we are. So anyway, that’s my cut on it. Staley might have something that he want to add.
Staley Cates
Nope.
Q: Thank you guys for the great year and, and the fabulous performance. Would you guys mind

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talking about two positions you’ve had in the past — Discovery Holdings recently had some news, if you all are able to talk about that position, and Level Three, I think you all have had interest in it for a few years and the, the recent report said you all went from some of the fixed income to the equity, if you can talk about either of those.
Staley Cates
I’ll tell you what, let’s put Ross on the spot. Get up here, Ross.
Mason Hawkins
We’re going to let Ross Glotzsbach talk about Discovery. He just got back from being with their leadership and his comments will be more timely than Staley’s and mine.
Ross Glotzbach
All right. Well, I think the news you’re talking about is that Discovery, the reason that it started out cheap probably, one of the reasons, we think, was that it was originally owned 50 percent by Liberty and it was spun out to us and that’s how we got a little bit of it. We bought some more. But the other two people who owned it were Cox and Newhouse. Well, people have been speculating for a while what those two were going to do and since whenever something hangs over a stock, it never goes anywhere, so it stayed cheap. Well finally it started to get some resolution. The news is that Cox just swapped its interest for the Travel channel and some money, and so the stock markets like that. They realize that this is, you know, a real business and there’s going to be some resolution coming. More importantly actually, in terms of the business itself, is that the ratings of the Discovery channel have been great. You all might have seen that Planet Earth program and some other stuff, so you know, the business is going well. It’s kind of turned around from a, had a downturn there, but it’s going great, and you know, they just got a new CEO in. That was the guy that I met, and he’s doing a good job, so we’re pretty happy with it and we think, you know, there’s more, more room to go there.
Mason Hawkins
I’ll do the first cut on Level Three and let Staley fill in. As you know well, we started as lenders to Level Three the nine and one eighths of 2008. Bought them with a 35 percent yield to maturity got them to par, bought them back at 60 cents on the dollar, exchanged them for 11 and a halves of 2010. We moved down the capital structure as the revenues developed to convertible debentures. Did two of those, as you recall, and then as the operating cash flows developed even further, after those convertible debentures had paid off in great spades, we were comfortable exchanging the converts for common, and that’s where we find ourselves today as Level Three’s largest shareholder. We in fact, as you probably read in the 8-K, we were allowed to buy more common because of clarification on certain technical legal issues. Staley.

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Staley Cates
I guess I would just add that the, the management team there which is Jim Crowe and his group has just done an unbelievable job of in capital allocation and operations. On the operations, that, the core organic growth has been huge and the contribution margins from that have been also huge, so the EBITDA or the operating cash flow has grown in multiples, not percentages, and then on the capital allocation side, we feel like we could not have a better partner going back to when they tendered for debt cheaply, to when they then bought Genuity very well, and then most recently they bought these metropolitan assets that are, that are just a great fit with what they have, and which is exactly what Crowe built with MFS before he sold that to WorldCom, so we could not be more pleased. Interestingly, what’s gotten people kind of down on it here this quarter, which doesn’t mean a lot to us, is that their core, their organic growth last year, forget acquisitions, but just the core comparable growth of the business was over 20 percent last year and so people are looking for something in the high teens this year including us. In the first quarter, they reported a two percent first quarter over fourth quarter which people extrapolated to mean that the growth has slowed down a lot when in reality, people don’t understand, it actually is a seasonal business, even though it’s an internet backbone, so if you really relate the true year-over-year stuff, they’re doing very well. If you just take quarter-to-quarter stuff, it looks like they’ve slowed down, so that’s why the stock’s been weak, in our opinion, and we’ll see what happens. And we apologize to everybody over here who’s being blinded by the sun, having to hold up their programs.
Q: Chance of opening Partners over the next year or two ... ...
Mason Hawkins
The question is, will we consider opening, opening the Partners Fund in the next year, and the answer is we don’t know. It would take a quite a list of, it would take quite a list of qualifying investments that would, would meet the requisite number of opportunities that we’d need. We’d have to have a lot more opportunities than we have, you know, cash to pay for them, so it’s unlikely, but you know, stay tuned, there could finally be some volatility in the world and risk premiums may want, and again expand so, we’ll see.
Steve.
Q: Will Staley deny that he is being recruited by Warren Buffett and assure us he’ll turn the job down?
Mason Hawkins
He’ll have to answer that one.

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Staley Cates
If he comes recruiting, I hope he doesn’t ask for Stanley, but we’ll, we’ll see. I’ve had two people tell me I’d be the perfect candidate for that job and that’s my mom and my dad.
Q: ... ... small cap stocks appreciating so much relative to big cap over the last few years. Is it finding, is it getting harder to find attractive small cap companies in this environment?
Staley Cates
It definitely is and, and in the, in the quarterly report for the first quarter of 2007 which just came out today which eight or nine people will read, we actually have in there that because it has been such a good environment for small caps and the fund has done so well over the three years and we do have so little on deck, that we’re just warning people we can’t extrapolate the last three and we’ve gotten paid rapidly on some things and that’s been great, but the flip side is you’re, as you allude to, is just we don’t have a lot in the hopper there. Price to value ratio’s higher, so it’s going to be tougher there. The big caps remain where the best values are. They can’t, you know, stuff that seems like it can’t be taken by private equity and stuff that seems like the hedge funds can’t get in and do activist things, that’s what’s kind of bored the market to death and that’s where we find the best bargains, so.
Mason Hawkins
Yes, in the very back.
Q: Could you comment on on price to asset value and where your fund is now and my third question would have to do with, with media and it appears that you’ve been very successful in your media investments. How do you feel about those going forward?
Mason Hawkins
As you know, only 15 percent of the revenues are from the consumer. They are focused on trying to get that right with their service centers and they were doing a lot of things wrong there and they’ve done a lot of things right, however, on that other 85 percent of the revenues in terms of serving their corporate and their academic and their governmental clients around the world, so anyway, we believe it’s a very, very entrenched franchise that will grow in double digits for some, some time to come.
Staley Cates
His question was price to value ratios. It would be low to mid 70s for Partners and it would be high 70s for Small Cap and mid 70s would you say for International.

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Q : ... ... ... (cannot hear)
Mason Hawkins
Paul, before we take your question, we want to answer this gentleman’s third question.
Staley Cates
It’s on media holdings. There are some that remain cheap despite doing incredibly well, like Disney which is driven more than anything by ESPN and other things have done so well that we’ve trimmed some profits, like in Comcast, where we sold some as it, as it got close to our appraisal. DirecTV remains probably the cheapest one that we still own, so we’re still big fans of a couple of those names, even though they’ve done well as a group.
Mason Hawkins
To say it a different way, we, we don’t invest in categories, we invest in businesses. Sometimes the category or the industry might have more opportunity than, than other times, but it’s, it’s got to do with the specifics of each company. Now, I’m sorry, go ahead.
Q: Mason or Staley, what will it take for the dollar, the value of the dollar, to get going back up on a global basis?
Mason Hawkins
I’m going to give that one to Staley. I don’t have a clue.
Staley Cates
I’m not touching that question with a ten foot pole. No, the question was about the dollar and it is so unforecastable, it is so macro, out of our area of expertise, which is the entire reason we hedge, you know, we, we can go on and on and put everybody to sleep on why we own each of these international names and why they’re so cheap, but the, the currency thing is one we’re sitting out, so we don’t have a lot of
Q: It’s defintely out of my area.
Staley Cates
There’s another one.

Southeastern Asset Management — 2007	Page 15
Mason Hawkins
Davant.
Q: I notice in your portfolios that you have a very limited number of energy stocks, but what is your feeling about petroleum, natural gas at this point? Do you think that they have considerable upside or they full or what? Your comments, please.
Mason Hawkins
The question is our energy investing, Davant said that we, it doesn’t appear that we have much. His view was probably dated a little. We, we own three energy companies — Chesapeake, as Staley talked about earlier, Pioneer Natural Resources, and recently, thanks to, to Scott, Encana. Encana’s a huge position the International Fund. Pioneer and Chesapeake are both in Partners and Pioneer also exists in Small Cap. So those are significant investments when you add up the, you know, the billions of dollars we have in the three. And we are, we’re owners of those particular companies with a very big U.S., North American natural gas bias, and our appraisals are done on prices below today’s level, even though today’s level for natural gas has come down. Gas trades at a BTU discount to oil and so, looking for those margins of safety that we always look for, we have a very cheap, clean, politically secure weighting in U.S. natural gas, North American natural gas and we include Canada. We believe that, to the dollar question, that’s a sensible thing to do from, you know, if you did believe the dollar was going to be weak for some time, that would be a very good, you know, macro hedge. We don’t do those things, but it’s a side benefit. We have terrific managements in those three companies. They’re all working to grow their intrinsic value per share through the drill bit, through intelligent capital allocation which predominantly is meant, you know, buying in shares when they were cheap, issuing them when they were expensive or fairly valued, and staying very liquid, so all aspects of those investments bode well, we think, for good returns. Staley.
Staley Cates
I would just add, we begged off the macro there as well. It’s not predicated on predicting the natural gas price. It’s really just using the future strip out as far as we can see it and we feel comfortable with that, because that’s pretty much in line with high, the high cost of marginal production that truly you see people slow their producing meaningfully as you get under seven bucks in MCF so the asset values are predicated on numbers that we don’t think are at all bullish on the commodity. The commodity bulls would have much higher price scenarios than we use.
Mason Hawkins
We do have an element of, of heavy, heavy oils in Canada that are, that are very valuable in, in the case of Encana, the lowest cost barrels being produced we own. And that, that has likewise some, some good long-term, secure economics, we think.
Q: Can you talk a little bit about your investment pieces in HRH?

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Staley Cates
Let’s put Jason on the spot.
Mason Hawkins
The question is to talk about an insurance broker, Hilb Rogal Hobbs, and Jason Dunn has done most of the work on our brokers and we’ve, as you know, we OD’d on insurance brokers after the Spitzer raid and it’s been a terrific, terrific ride subsequent. Aon, Willis, Hilb Rogal, and also a smaller one, so Jason Dunn.
Jason Dunn
Well, at this point, you know, the price has come up a lot, but if you’ve seen recently, Hub International and
Mason Hawkins
Into the microphone there, Jason.
Jason Dunn
Can you hear me now? ... Not good, not good for our Sprint investment. Hilb Rogal’s appreciated quite a bit, but as you can see in the comps that have recently gone out in USI and then also in Hub International, private equity has now put prices on those of over twelve times EBITDA or OCF and we feel like that’s finally recognition of the terrific value that’s in those businesses. HRH along with the other brokers that we own each have very good positions in their markets, even though they’re each very different, and at HRH, for example, it is focused primarily as a middle market broker and interestingly related to the Spitzer stuff, it still is able to collect contingent commissions, which is something that Willis and Aon no longer are able to take, but it still has terrific economics and Mel and his team, we feel like we have terrific partners there and so while it has appreciated the value, has also grown tremendously, and so it remains somewhat under-valued today and we’re happy shareholders.
Mason Hawkins
Thanks. One more in the back there, in the blue shirt.

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Q: Actually — am I on? — two questions. Is Southeastern still committed remaining independent as opposed to being taken over by a bank or anything like that? And secondly, none of us are getting any younger, Mason. What are your plans?
Mason Hawkins
Well, on the latter, I, Staley agrees with you, I’m not getting any younger. Yes, we, we have said that we will not sell control of Southeastern to anyone. And you know, maybe we’re off base but we think we do an okay job investing and we think we do a fair job of running the company. We don’t need capital, so for better or worse, that’s the path we’ve taken for 33 years and the one we’re committed to. I can’t do much other than what I do now, so you know, I probably need to hang around and bother these guys. Anybody else? Well, thank you very much. (Applause)